EXHIBIT 99.1

Photo Release -- Student Transportation Inc. Featured in PBS "Nightly Business Report" Back-to-School Series This Week

WALL, N.J., Aug. 14, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school bus transportation services, today announced its CEO Denis Gallagher and employees at its Butler, NJ, subsidiary Jordan Transportation will be featured as part of the "Nightly Business Report's" back-to-school series tomorrow evening, August 15, 2012. Nightly Business Report is distributed live to public television stations at 6:30 p.m. ET (with a repeat feed at 7:00 p.m.) every weeknight. Local stations and broadcast times vary and can be found at http://www.nbr.com/stations. Interviews were conducted by NBR National Assignment Editor Ruben Ramirez.

A photo accompanying this release is available at http://www.globenewswire.com/newsroom/prs/?pkgid=14047

As schools and families across North America prepare to start the new school year, Student Transportation Inc. operations teams at Student Transportation of America (STA) and Student Transportation of Canada (STC) are busy preparing buses, test-driving routes and training drivers for another safe and successful year.

One of public television's most popular news programs, Night Business Report has delivered timely investment information that helps viewers manage their money and stay abreast of the news that affects their portfolios for more than three decades. Distributed by American Public Television, it airs on more than 542 public television stations reaching 96 percent of U.S. TV households and some 2.6 million viewers each week. The series is co-anchored by Susie Gharib and Tom Hudson.

Following the broadcast, the video also will be available on the company's website at www.rideSTBus.com where it will join a series of videos designed to educate school administrators, parents and investors about STI's core focus on safety and on-time service.

Founded in 1997, Student Transportation Inc. (TSX:STB) (Nasdaq:STB) is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,000 vehicles. Student Transportation's family of local companies deliver safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities, and are subject to change to the extent such actual results differ from such expectations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACT:
         Keith Engelbert
         Director of Investor Relations
         (843) 884-2720
         kengelbert@ridesta.com

         MEDIA CONTACT:
         Lynette Viviani
         973-534-1004
         lviviani@rideSTA.com